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                                      Filed by Proxim, Inc. Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                                   Subject Company: Proxim, Inc.
                                                    Commission File No.: 0-22700

      On February 28, 2002, Proxim, Inc. issued a press release regarding the proposed merger with Western Multiplex Corporation. The text of the press release follows.


PROXIM REAFFIRMS STRATEGIC BENEFITS OF PROPOSED MERGER WITH WESTERN MULTIPLEX

SUNNYVALE, Calif.--(BUSINESS WIRE)--February 28, 2002-- Proxim, Inc. (Nasdaq:
PROX) today responded to the unsolicited proposal by DMC Stratex Networks, Inc. (Nasdaq: STXN) to acquire Western Multiplex Corporation (Nasdaq: WMUX). Proxim stated that although it is respectful of the need for the Western Multiplex board to evaluate the unsolicited DMC Stratex proposal in a deliberative manner, Proxim believes that the result of such evaluation should be the reaffirmation by Western Multiplex of its commitment to the proposed Proxim/Western Multiplex merger.

Proxim believes that the increasing market acceptance of license-free broadband wireless networking and widespread adoption of standards-based wireless LANs, particularly 802.11a and 802.11b, will uniquely position the combined company to take advantage of emerging market opportunities. Our goal is to utilize our development capabilities and distribution channels to deliver integrated fixed wireless access and in-building distribution for enterprises, service providers and consumers. Proxim believes that the range of products and the markets served by its combination with Western Multiplex will be unparalleled in the wireless industry.

Each of Proxim and Western Multiplex have announced that a special meeting of stockholders will be held by each company on Tuesday, March 26, 2002 to vote on their proposed merger.

About Proxim

Proxim, Inc., the leader in wireless networking, delivers a complete range of flexible, multi-standard wireless networking solutions for enterprises, service providers, small businesses and homes. With more than 15 years at the forefront of wireless networking innovation and product development, Proxim has solutions that meet the unique needs of every market. Proxim is a member of the Wireless Ethernet Compatibility Alliance and a Promoter of the Home Radio Frequency Working Group. The company is headquartered in Sunnyvale, California, with offices globally. Visit www.proxim.com for more information.

Safe Harbor

This press release includes forward-looking information and statements that are subject to risks and uncertainties, as well as assumptions that, if they never materialize or prove incorrect, could cause actual results of Western Multiplex or Proxim to differ materially from those expressed or implied by these forward-looking statements. These statements are often identified by words such as "believe," "expect," "anticipate" and "intend." Statements regarding the anticipated closing of the merger are subject to the risk that the closing conditions will not be satisfied. These risks and uncertainties and the assumptions underlying any of the foregoing include risks relating to obtaining Proxim stockholder and regulatory approval and other risks that are described in the registration statement on Form S-4 and other filings made by Western Multiplex and Proxim with the Securities
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and Exchange Commission (the "SEC"), including each company's annual report on
Form 10-K filed on February 25, 2002 and subsequently filed reports.

Further Information

Western Multiplex has filed with the SEC a registration statement on Form S-4 that includes a joint proxy statement/prospectus that Western Multiplex and Proxim have mailed to their stockholders. The registration statement and the joint proxy statement/prospectus contain important information about Western Multiplex, Proxim, the merger and related matters. Investors and security holders are urged to read the joint proxy statement/prospectus carefully and are able to obtain free copies of these documents through the web site maintained by the SEC at www.sec.gov. In addition to the registration statement and the joint proxy statement/prospectus, Western Multiplex and Proxim file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements and other information filed by Western Multiplex and Proxim at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the SEC's other public reference rooms in New York, New York, and Chicago, Illinois. Please call the SEC at 800-SEC-0330 for further information on public reference rooms. Western Multiplex's and Proxim's filings with the SEC are also available to the public from commercial document-retrieval services and the web site maintained by the SEC at www.sec.gov. The registration statement and joint proxy statement/prospectus and these other documents may also be obtained for free from the parties.

For more information, contact:

Proxim, Inc., Sunnyvale
Keith E. Glover, 408/731-2700